Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533.5075	Fax: 604.533.5065

October 26, 2009

Balaton Power Inc.
Close of 2nd Tranche of Private Placement
Grant of Options

Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) announces that, further to its news releases of April 17, 2009, April 22, 2009 and July 21, 2009, it has closed the second and final tranche of its previously announced non-brokered private placement (the "Offering") and received proceeds of US$30,000 from the sale of 1,000,000 Units of the Company.

Each unit (a "Unit") consists of one common share of the Company (a "Common Share") and two share purchase warrants (an "A Warrant" and a "B Warrant", respectively). For the Second Tranche, each A Warrant is exercisable to purchase one additional Common Share at an exercise price of US$0.05 until October 16, 2010 and each B Warrant is exercisable to purchase one additional Common Share at an exercise price of US$0.10 until October 16, 2011. No finder's fee is payable on the placement and the securities sold pursuant to the second tranche are subject to a hold period expiring February 17, 2010

The first tranche of the Offering closed on August 20, 2009 (see August 20, 2009 news release).

The securities issued pursuant to the grant of options will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Rosa"

Michael Rosa
Director